Mail Stop 3561

September 24, 2008

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

> **Re: Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-06732**

Dear Mr. Orlando:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A. Disclosure Controls and Procedures, page 129

1. We note your statement that your management, "…believes that our disclosure controls and procedures are effective to provide such reasonable assurance." Please revise this section to state the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures. Please see Item 307 of Regulation S-K.

2. We note your statement that there can be, "…no assurance that any design will succeed in achieving its stated goals under all potential future conditions." Please revise this section to remove the term "no assurance" and to make the statement consistent with your previous statements that your disclosure controls and procedures are designed to provide reasonable assurance that they will meet their objectives.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Anthony J. Orlando
Covanta Holding Corporation
September 24, 2008
Page 3

       Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331 or me at (202) 551-3725 with any questions.

                                  Sincerely,

                                  H. Christopher Owings
                                  Assistant Director